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Exhibit (a)(5)

News
Investor Contact: Chip Merritt 610-738-6376 cmerritt@cephalon.com Media Contact: Robert W. Grupp 610-738-6402 rgrupp@cephalon.com

For Immediate Release

Cephalon, Inc. Commences Exchange Offer
for Its Zero Coupon Convertible Subordinated Notes Due 2033

        West Chester, PA — November 16, 2004 — Cephalon, Inc. (Nasdaq: CEPH) today announced that it has commenced an offer to exchange its outstanding Zero Coupon Convertible Subordinated Notes Due 2033, First Putable June 15, 2008, and Zero Coupon Convertible Subordinated Notes Due 2033, First Putable June 15, 2010 (together, the "Old Notes"), for an equal amount of the Company's Zero Coupon Convertible Subordinated Notes Due 2033, First Putable June 15, 2008, and Zero Coupon Convertible Subordinated Notes Due 2033, First Putable June 15, 2010 (together, the "New Notes").

        The New Notes will have substantially similar terms to the Old Notes, except that the New Notes will be convertible into a mixture of cash and Cephalon common stock while the Old Notes are convertible solely into Cephalon common stock, the New Notes will provide for additional rights upon a change of control, and the New Notes will offer conversion price adjustments for any cash dividends.

        The exchange offer is not contingent upon the tender or exchange of any minimum principal amount of the Old Notes. The exchange offer, however, is conditioned upon satisfaction of certain conditions described in the offer to exchange.

        Holders of the Old Notes may tender all, some or none of their Old Notes. The exchange offer will expire at 9:00 a.m., New York City time, on December 15, 2004, unless extended, terminated or withdrawn. Holders must tender their Old Notes on or prior to the expiration date if they wish to participate in the exchange offer.

        U.S. Bank National Association has been appointed to act as the Exchange Agent for the exchange offer, and Morrow & Co, Inc. has been appointed to serve as Information Agent. Questions and requests for assistance and requests for copies of the offer to exchange and the related letter of transmittal may be directed to the Information Agent at 800-607-0088 or ceph.info@morrowco.com.

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SOURCE: Cephalon, Inc. • 145 Brandywine Parkway • West Chester, PA 19380-4245 • (610) 344-0200 • Fax (610) 344-091

        Neither the Board of Directors of Cephalon nor any other person makes any recommendation as to whether holders of Cephalon notes should tender their Old Notes for exchange for New Notes, and no one has been authorized to make such a recommendation. Holders of Old Notes must make their own decisions as to whether to tender their notes for exchange, and, if they decide to do so, the principal amount of notes to tender.

        The New Notes have not been and will not be registered under the Securities Act of 1933 and are issued pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.

Notice to Investors

        This announcement is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The exchange offer is made solely by, and subject to the terms and conditions set forth in the offer to exchange and the related letter of transmittal, which are included in a Tender Offer Statement on Schedule TO that is being filed by Cephalon today with the Securities and Exchange Commission. The Tender Offer Statement (including the offer to exchange, the letter of transmittal and related documents) will contain important information which should be read carefully before any decision is made with respect to the exchange offer. The offer to exchange and the related letter of transmittal are being delivered to holders of the Old Notes. Cephalon's Tender Offer Statement will also be available for free on the Commission's Web site at www.sec.gov.

Cephalon, Inc.

        Founded in 1987, Cephalon, Inc. is an international biopharmaceutical company dedicated to the discovery, development and marketing of innovative products to treat sleep and neurological disorders, cancer and pain.

        Cephalon currently employs approximately 2,100 people in the United States and Europe. U.S. sites include the company's headquarters in West Chester, Pennsylvania, and offices and manufacturing facilities in Salt Lake City, Utah, and Eden Prairie, MN. Cephalon's major European offices are located in Guildford, England, Martinsried, Germany, and Maisons-Alfort, France.

        The company currently markets three proprietary products in the United States: PROVIGIL, GABITRIL, ACTIQ and more than 20 products internationally. Full prescribing information on its U.S. products is available at www.cephalon.com or by calling 1-800-896-5855.

        In addition to historical facts or statements of current condition, this press release may contain forward-looking statements. Forward-looking statements provide Cephalon's current expectations or forecasts of future events. These may include statements regarding anticipated scientific progress on its research programs, development of potential pharmaceutical products, interpretation of clinical results, prospects for regulatory approval, manufacturing development and capabilities, market prospects for its products, yearly and quarterly sales and earnings guidance, and other statements regarding matters that are not historical facts. You may identify some of these forward-looking statements by the use of words in the statements such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" or other words and terms of similar meaning. Cephalon's performance and financial results could differ materially from those reflected in these forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries as well as more specific risks and uncertainties facing Cephalon such as those set forth in its reports on Form 8-K, 10-Q and 10-K filed with the U.S. Securities and Exchange Commission. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Therefore, you should not rely on any such factors or forward-looking statements. Furthermore, Cephalon does not intend to update publicly any forward-looking statement, except as required by law.

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  Exhibit (a)(5)